Exhibit 1.01

Leggett & Platt, Incorporated

Conflict Minerals Report

For the Reporting Period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Leggett & Platt, Incorporated (the “Company,” “we,” “our” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (collectively the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products which contain minerals specified in the Rule that are necessary to the functionality or production of those products. These minerals, which we collectively refer to in this Report as “Conflict Minerals,” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

The Company

We have approximately 130 manufacturing facilities located in 19 countries. Our manufacturing facilities are located in Austria, Belgium, Brazil, Canada, China, Croatia, Denmark, France, Germany, Hungary, India, Italy, Mexico, Poland, South Africa, South Korea, Switzerland, the United Kingdom and the United States. Our operations are organized into 17 business units, which are divided into 10 business groups under our four segments: Residential Furnishings; Commercial Products; Industrial Materials; and Specialized Products.

The Company’s Reasonable Country of Origin Inquiry

Internal Survey and Reasonable Country of Origin Inquiry. We conducted an internal survey of parts and raw materials we purchased from suppliers. We assigned authority and responsibility to a person in each business unit, as well as other specific businesses, to (a) compile an internal inventory of the parts and raw materials that we (i) knew or reasonably suspected contained necessary Conflict Minerals and (ii) knew or reasonably anticipated would be included in a product, the manufacture of which was completed in the reporting period, and (b) identify the associated suppliers. Based on our identified “in-scope” suppliers, we conducted a good faith, reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. This RCOI was reasonably designed to determine whether the Conflict Minerals originated in the Covered Countries and whether the Conflict Minerals came from recycled or scrap sources. We adopted a supplier engagement approach. We sent requests to identified in-scope suppliers for necessary Conflict Minerals and sourcing information, smelter or refiner (the “SOR”) and mine identification and recycled or scrap source determinations. Requests were sent through the iPoint Conflict Minerals Platform (the “iPCMP”), a web-based tool designed to communicate and track Conflict Minerals sourcing information throughout the mineral supply chain by use of the Conflict Free Sourcing Initiative (the “CFSI”) Conflict Minerals Reporting Template (the “CMRT”). Along with the CMRT request, we distributed correspondence to each in-scope supplier which briefly described the requirements of the Rule and contained an electronic link to our Conflict Minerals Policy (the “Policy”) and our Purchase Order Terms and Conditions (the “Purchase Order Terms”) (each discussed below).

Validation and Analysis of Supplier Responses. The supplier responses on the CMRT were validated, to the extent reasonably practicable, by analyzing each CMRT for the existence of “red flags.” Our red flags generally included: (i) an incomplete response; (ii) the lack of listing at least one SOR for each Conflict Mineral declared; (iii) the inconsistency of the CMRT response with our internal inventory; (iv) the declaration of some Conflict Minerals originating from Covered Countries and whether named SORs were certified under the CFSI Conflict Free Smelter Program (the “CFSP”); (v) the inclusion of Covered Countries on the SOR page of the CMRT; and (vi) conflicting responses within the same CMRT. CMRT information was recorded in our Conflict Minerals Database (the “CM Database”). We prepared and delivered summary reports of supplier responses to senior management in our Conflict Minerals management structure.

Follow-up Request to Suppliers. We sent follow-up letters requesting a response from those in-scope suppliers who did not respond. Also, we sent communication requesting the identity of the non-responsive supplier’s supplier in an attempt to send the CMRT to such “sub-supplier” and to ascertain the identity of the SOR in our mineral supply chain. In the case of in-scope suppliers who responded on the CMRT with responses considered to contain red flags, as discussed above, we sent follow-up communications requesting an explanation or elimination of any red flag.

Results of Reasonable Country of Origin Inquiry. We identified 336 in-scope suppliers and achieved an 89% response rate with 298 of these suppliers responding. We concluded that the Company has manufactured or contracted to manufacture products which contain Conflict Minerals that are necessary to their functionality or production. Based on the RCOI, the Company determined that some of the parts and raw materials it purchased contain necessary Conflict Minerals that originated from recycled or scrap sources and some of the parts and raw materials it purchased contain necessary Conflict Minerals that originated outside the Covered Countries. These Conflict Minerals were outside the scope of the Company’s due diligence process described below.

However, the Company knows or has reason to believe that a portion of its necessary Conflict Minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary Conflict Minerals may not be solely from recycled or scrap sources. Accordingly, with respect to these Conflict Minerals, the Company conducted due diligence on the source and chain of custody of such Conflict Minerals. These Conflict Minerals are contained in the “Covered Products” described below.

The Company’s Due Diligence Process

Design of Due Diligence. We designed our due diligence measures to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, including the related supplements on tin, tantalum, tungsten and gold (the “OECD Guidance”).

Scope of Due Diligence. Our supply chain regarding the Covered Products is complex, and there are multiple parties in the supply chain between us and the original sources of Conflict Minerals. In this regard, we did not purchase necessary Conflict Minerals directly from SORs or mines. We must rely on our in-scope suppliers to provide information regarding the origin of Conflict Minerals included in the Covered Products. Moreover, we believe that SORs of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and we have taken steps attempting to identify the specific SORs of Conflict Minerals in our supply chain. We conducted due diligence on the source and chain of custody of Conflict Minerals with the objective of determining the origin of the Conflict Minerals contained in the Covered Products, and whether the Conflict Minerals directly or indirectly financed or benefited the Armed Groups, as defined in the Rule. We began our due diligence in July 2015 and it was substantially complete by mid-May 2016. We made resources available to support the due diligence process.

Our due diligence process is based on seeking data from our direct suppliers, and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals. As a downstream purchaser of Conflict Minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals.

The Company’s Covered Products Subject to Due Diligence. The Company conducted due diligence on Conflict Minerals contained in products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by us; (iii) for which the manufacture was completed during calendar year 2015; and (iv) with respect to Conflict Minerals in such products, for which we were unable to reasonably determine that all of the Conflict Minerals contained therein did not originate in the Covered Countries (or did come from recycled or scrap sources) (the “Covered Products”). The Covered Products are as follows:

COVERED PRODUCTS[1]
Adjustable Bed Bases
Adjustable Table Components
Automotive Lumbar Mechanisms & Components
Aviation, Furniture & Specialty Products Lumbar Mechanisms
Binding Machines (sews together mattress materials)
Blind-Stitch Machines (stitches mattress panels)
Bonded Urethane Carpet Pad & Block
Border Machines (winds up, notches & sews mattress borders)
Compressed Prime Foam Carpet Pad
Conveyor Machines (used in mattress manufacturing)
Electric Motors for Furniture Recliner & Lift Chair Mechanisms
Electric Pump (inflates mattresses)
Electrical Components in Furniture Mechanisms
Electronics in Adjustable Beds
Electronics in Commercial Vehicles
Fastening Tools (used in manufacturing of furniture)
Flange Machines (sews non-woven material to mattress panels)
Foam Encasement Machines (compresses and rotates foam mattresses)
Furniture Recliner Lift Mechanisms & Accessories
Furniture Recliner Mechanisms
Glue Line Machines (glues mattress components)
Gusset Machines (creates gussets on pillow-top mattresses)
Handle Machines (attaches mattress handles)
Label and Repair Machines (attaches labels and/or repairs mattresses)
Machinery for the Oil & Gas Industry
Massage Motors for Adjustable Beds
Mattress Encasing Machines (compresses mattresses for fire retardant encasement)
Mattress Handling Machines
Mattress Spring Machines (produces mattress innersprings)
Mattress Testing Machines (tests finished mattresses)
Miter Machines (creates mitered corners of mattresses)
Motors for Adjustable Beds
Motors for Automotive Actuator Mechanisms
Motors for Automotive Lumbar Massage Mechanisms
Motors for Automotive Lumbar Mechanisms
Nickel Tubing for Aircraft
Packaging Machines (packages mattresses)
Panel Cutting Machines (cuts mattress panels to specifications)
Pneumatic Pumps for Automotive Lumbar Mechanisms
Power Actuators for Automotive Door Mechanisms
Power Actuators for Automotive Lumbar Mechanisms
Power Down Kits for Adjustable Beds
Quilting Machines (creates decorative patterns on mattresses)
Remote Controls for Furniture Recliner & Lift Chair Mechanisms
Ruffler Machines (creates ruffled corners of mattresses)
Ski Tuning Machines
Specialty Machines (attaches hook and loop fasteners to office folders)
Tape Edge Machines (sews mattress panels to borders)
Wire Harnesses for Automotive Lumbar Mechanisms
Zipper Sewing Machines (creates zippers on mattresses)

[1]	The Covered Products also include certain replacement parts that are not specifically listed above.

Description of Due Diligence Performed.

Below is a description of the measures we performed for the reporting period to exercise due diligence on the source and chain of custody of the necessary Conflict Minerals in the Covered Products.

OECD Guidance Step 1: Establish Strong Company Management Systems.

•	Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas. We have adopted and publicly communicated our Policy. The Policy extends to our suppliers and, generally: (i) prohibits human rights abuses associated with Conflict Minerals, including support to the Armed Groups; (ii) prohibits corruption, money-laundering and bribery in our mineral supply chain; (iii) requires suppliers to work with us to achieve responsible sourcing and legal compliance; and (iv) contains a grievance mechanism for our suppliers, employees and other interested parties to notify us of a potential violation of the Policy. If we learn that a supplier is not in compliance with our Policy, we expect to work with the supplier to achieve compliance, subject to the suspension and termination decisions made pursuant to our risk management plan, as described below. The Policy is posted to our website at http://www.leggett.com/SupplierDocuments/Corporate and was communicated through electronic distribution and a training presentation to appropriate business unit personnel and identified in-scope suppliers. The website and information accessible through it are not incorporated into this document.

•	Structure internal management to support supply chain due diligence. We utilized various employees in establishing a cross-functional internal management structure to conduct Conflict Minerals due diligence.

•	Business Unit Personnel. We conducted a training presentation for business unit personnel regarding the responsibilities in conducting an internal inventory and the requirements of the Rule. We also surveyed personnel in each of our business units, as well as other specific businesses, asking them to identify parts and raw materials containing necessary Conflict Minerals and the respective supplier of each such part or raw material. Business unit personnel also linked the parts and raw materials to finished products manufactured, or contracted to be manufactured, by the applicable business unit or operation. Additionally, business unit personnel categorized “non-responsive” in-scope suppliers pursuant to our risk management plan, as discussed below, and provided alternative suppliers, in cases where known to exist. Finally, business unit personnel telephoned certain non-responsive suppliers in an attempt to assist the suppliers and obtain a response.

•	L&P Global Services Group. Our Global Services Group engaged with identified in-scope suppliers seeking information on the origin of the Conflict Minerals and the identity of the SORs that processed the Conflict Minerals, and whether the Conflict Minerals were derived from recycled or scrap sources. This group managed our account on the iPCMP. Finally, our Global Services Group engaged in follow-up due diligence communications with non-responsive suppliers, and those suppliers whose responses were considered to contain red flags.

•	Legal Personnel. Legal personnel validated and analyzed in-scope supplier responses on the CMRT and prepared internal reports to senior management. They also oversaw compliance with our Policy and with our Purchase Order Terms with suppliers regarding responsible Conflict Minerals sourcing.

•	Senior Management. Our CEO, SVP– Industrial Materials & Specialized Products Segments, General Counsel, and Chief Legal Officer participated in the review of: (i) the design of our Conflict Minerals due diligence process; (ii) our risk management plan; (iii) our Policy; (iv) our Purchase Order Terms; and (v) this Report. Also, the CEO sent communications to identified in-scope suppliers outlining our expectations of those suppliers in our mineral supply chain.

•	Establish a system of controls and transparency over the mineral supply chain. We used the CMRT in an attempt to identify SORs in our supply chain as reported by our suppliers. The request to complete the CMRT included a letter which provided instructions on how to access the CMRT and listed the applicable parts from our CM Database. In addition, the distributions included a link to our Policy and Purchase Order Terms. The supplier responses on the CMRT were validated, to the extent reasonably practicable, by analyzing the CMRT for the existence of red flags. We sent follow-up communications to non-responsive suppliers and to those suppliers whose responses were considered to contain red flags. Finally, we established a process to retain all Conflict Minerals information on the CMRT for a five-year period.

•	Strengthen company engagement with suppliers. The CEO sent communication to identified in-scope suppliers outlining our expectations of those suppliers in our mineral supply chain. Also, we updated our process for CMRT completion in our procurement process. We attempted to create control over our suppliers and accountability and visibility into our mineral supply chain through our Purchase Order Terms which require our suppliers, generally, to (i) represent that, to the supplier’s knowledge, Conflict Minerals did not originate from the Covered Countries unless processed by a facility certified pursuant to the CFSP; (ii) abide by the terms of our Policy and commit to responsible sourcing and legal compliance; (iii) agree to retain our Conflict Minerals supply chain documentation for a period of five years, and allow us, at reasonable times, to inspect that documentation; and (iv) agree to work with sub-suppliers in an attempt to trace Conflict Minerals at least to the SOR level. In some cases, we have supplier purchase contracts, and we cannot unilaterally impose new contract terms or flow-down requirements that would otherwise compel these suppliers to support our due diligence efforts with respect to Conflict Minerals content. As we enter into new contracts, we intend, if reasonably practicable, to add such provisions. If a supplier is not in compliance with our Purchase Order Terms, we expect to work with the supplier to achieve compliance, subject to the suspension and termination decisions made pursuant to our risk management plan, as described below. Our Purchase Order Terms have been posted to our website at http://www.leggett.com/SupplierDocuments/Corporate. The website and information accessible through it are not incorporated into this document.

•	Establish a company-level, or industry-wide, grievance mechanism as an early-warning risk-awareness system. We created a means by which employees, suppliers and other parties may contact us with potential violations of our Policy by providing contact information in the Policy itself, and posting the Policy to our website. The grievance mechanism provides for confidential and anonymous submissions; and an anti-retaliation provision for employees.

OECD Guidance Step 2: Identify and Assess Risk in the Supply Chain.

•	Identify risks in the supply chain as recommended in the Supplements. We identified direct and some indirect suppliers that supply component parts and raw materials to us that may contain Conflict Minerals through internal surveys conducted by each of our business units and other operations. We used the CMRT to identify SORs and country of origin information of our necessary Conflict Minerals if reported in our supply chain by our suppliers. We obtained information regarding CFSP compliant SORs by cross-checking the list of SORs reported by our suppliers with the publicly available list of CFSP compliant SORs as well as data provided through our CFSI membership.

•	Assess risks of adverse impacts in light of the standards of the supply chain policy and the due diligence recommendations in the OECD Guidance. We assessed the risk of sourcing from conflict-affected and high-risk areas by validating and analyzing, to the extent reasonably practicable, each in-scope supplier response on the CMRT for the existence of red flags including, if reported, the identity and location of non-CFSP compliant SORs and any country of origin information. We also reviewed our suppliers’ responses on the CMRT to determine whether each supplier had adopted a Conflict Minerals policy. If no policy had been adopted, we requested that the supplier adopt a policy, and requested that each supplier post the policy to its website.

OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks.

•	Report findings of the supply chain risk assessment to the designated senior management of the Company. We prepared and delivered summary reports of supplier responses on the CMRT and our risk management plan activities, including potential higher risk sourcing, to senior management in our Conflict Minerals internal management structure on a periodic basis.

•	Devise and adopt a risk management plan. Although we desire to establish and maintain, where appropriate, long-term relationships with our suppliers as opposed to short-term or “one-off” contracts, we adopted a risk management plan to respond to suppliers who were unwilling or unable to engage in the due diligence process, or provided responses that indicated that they may be sourcing from the Covered Countries. Pursuant to this plan, we categorized non-responsive suppliers into three classes: Class 1 -continue trade with the supplier with risk mitigation efforts; Class 2 -temporarily suspend trade with the supplier with risk mitigation efforts (3-6 month suspension period after notice of potential suspension and affirmative refusal of the supplier to cooperate); or Class 3 -terminate the supplier relationship after notice of potential termination and affirmative refusal of the supplier to cooperate. The suppliers were categorized by business unit personnel, and reviewed by our CEO and the applicable segment head. Also, we developed and executed corrective action plans for non-responsive suppliers and suppliers who indicated that Conflict Minerals contained in the parts or raw materials supplied to us may have originated from the Covered Countries. These plans included additional written communications requesting responses from those non-responsive suppliers and specific information from suppliers whose responses were considered to contain red flags. In addition, direct telephone conversations were had with certain non-responsive suppliers.

•	Implement the risk management plan, monitor and track performance of risk mitigation efforts and report back to designated senior management. As part of our adopted risk management plan, the Company distributed a training presentation to identified in-scope suppliers to: (i) reinforce the requirements of the Rule; (ii) communicate our Purchase Order Terms and Policy; (iii) request in-scope suppliers to encourage SORs in our supply chain to become compliant under the CFSP; (iv) notify suppliers of our Conflict Minerals grievance process; and (v) encourage suppliers to join industry initiatives to assist in due diligence. If the supplier responded on the CMRT and indicated that it had not adopted a Conflict Minerals policy, we requested, through separate follow-up communication, that the supplier adopt and post such a policy to its website. We also distributed a training presentation to Company supply chain employees to reinforce the requirements of the Rule, our due diligence process, and our risk management plan. Also, business unit personnel and other appropriate employees developed a list of alternative suppliers to the identified non-responsive suppliers where they were known to exist. These lists were reported to the CEO and each applicable segment head for review.

•	Undertake additional fact and risk assessments for risks requiring mitigation, or after a change in circumstances. In order to capture changes to the Company’s mineral supply chain that occur from time to time, we have established a process to update our internal inventory and in-scope supplier list through periodic reviews and revisions. We have also established a process to repeat risk identification and assessment steps with respect to suppliers and parts that are added throughout the reporting period in an attempt to prevent or mitigate adverse impacts.

OECD Guidance Step 4: Carry Out Independent Third Party Audit of SOR’s Due Diligence Practices.

•	Because we do not purchase Conflict Minerals directly from SORs or mines and have no contractual leverage with these entities, we did not have any direct engagement with SORs or mines. We rely on the CFSP to coordinate third-party audits of these facilities. We rely on the publicly available results of the CFSP third party audits to validate the responsible sourcing practices of SORs in our supply chain. However, we did request that our in-scope suppliers encourage SORs in our mineral supply chain to undergo an audit in accordance with the CFSP. In addition, the Company is a member of the CFSI and participated in certain Conflict Minerals meetings including with the Automotive Industry Action Group and the Original Equipment Suppliers Association.

OECD Guidance Step 5: Report Annually on Supply Chain Due Diligence.

•	We have adopted a process for the filing of a Form SD and Conflict Minerals Report with the SEC on an annual basis. Our Form SD and Conflict Minerals Report are also available on our website.

Conclusions of Due Diligence

After exercising the due diligence described above, we were unable to reasonably determine that all of the Conflict Minerals contained in the Covered Products did not originate from the Covered Countries (or did come from recycled or scrap sources). We were unable to determine all of the specific SORs that processed the Conflict Minerals in these Covered Products, and were unable to determine all of the countries of origin, and the specific mines or locations of origin, with respect to all of the Conflict Minerals contained in all these products.

Many respondents did not provide verifiable SOR information or responded at a company-wide level which did not allow us to conclude that the Conflict Minerals were processed by any one particular SOR. Based on the information provided by our suppliers, we believe, to the extent reasonably known or suspected, that some of the facilities used to process some of the Conflict Minerals in our Covered Products include the SORs listed below. We do not believe that the below list represents all of the SORs that processed Conflict Minerals in our Covered Products in the reporting period. Rather, it represents only those SORs on the CFSI smelter list that we could reasonably verify relate to our specific Covered Products based on our suppliers’ responses.

Conflict Mineral	SOR Facility Name[1]	Country Location of SOR	Country Location of Mine[3]
Tantalum	Taki Chemicals[2]	Japan
Tin	Alpha[2]	United States
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.[2]	China
Tin	Malaysia Smelting Corporation (MSC)[2]	Malaysia
Tin	Metallic Resources, Inc.[2]	United States
Tin	Nankang Nanshan Tin Manufactory Co., Ltd.	China
Tin	PT Timah (Persero) Tbk Mentok[2]	Indonesia
Tin	Thaisarco[2]	Thailand
Tin	Yunnan Tin Company Limited[2]	China	China
Tungsten	Global Tungsten & Powders Corp.[2]	United States
Tungsten	Kennametal Huntsville[2]	United States

[1]	SOR facility names as reported on the CFSI smelter list.
[2]	Denotes SORs that are designated as compliant or undergoing audit under the CFSP.
[3]	Based entirely on suppliers’ responses on the CMRT, the countries of origin of the Conflict Minerals processed by the named SORs contained in some of the component parts in some of our specific Covered Products.

Our efforts to determine the mine or location of origin of the necessary Conflict Minerals in the Covered Products with the greatest possible specificity consisted of the due diligence measures described in this Report. The Covered Products are often composed of multiple component parts containing one or more Conflict Minerals. We do not have sufficient information to determine the country of origin of all of the Conflict Minerals in all of the component parts in any Covered Product. As a result, we cannot conclusively determine the country of origin of all of the Conflict Minerals in any individual Covered Product or whether the manufacture of such Covered Product directly or indirectly financed or benefited the Armed Groups in the Covered Countries. According, we have reasonably determined that the Covered Products are “DRC conflict undeterminable,” as defined in the Rule.

Improvements to Due Diligence

We have taken the following steps in an attempt to improve our due diligence measures and to further mitigate the risk that necessary Conflict Minerals contained in the Covered Products financed or benefited Armed Groups in the Covered Countries: (i) updated our process for CMRT completion in our procurement process; and (ii) refined our CM Database to assist us in maintaining an inventory of necessary Conflict Minerals in our products.

In addition, we expect to take the following steps to improve our due diligence measures: (i) continue to engage with in-scope suppliers to obtain current, accurate and complete information about our mineral supply chain; (ii) continue to engage with in-scope suppliers to implement responsible sourcing and to have them encourage their SORs in our supply chain to become compliant under the CFSP; and (iii) continue to support the CFSI through our membership.

Caution Concerning Forward-Looking Statements. Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.